82-4170



Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

SUPPL



NEWS RELEASE

Not for distribution to U.S. news wire services or dissemination in the United States.

GITENNES ANNOUNCES PRIVATE PLACEMENT

ISSUED: 30,972,831 **FULLY DILUTED: 35,273,831**

Vancouver, April 22, 2005: Gitennes Exploration Inc. (TSX-GIT) announces that it intends to complete a private placement of up to 2,300,000 million units at a price of $0.45 per unit for gross proceeds of up to $1,035,000. Each unit will be comprised of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $0.55 for a period of 12 months after closing. The expiry date of the warrants may be accelerated if the closing price of the Company's shares exceeds $1.10 for twenty consecutive business days. The private placement is to be completed on a non-brokered basis to accredited investors, and is subject to regulatory approval. The securities issued in this placement will be subject to a four-month hold period. The Company further advises that insiders have expressed interest in subscribing for up to 10% of the proposed placement.

The net proceeds of the private placement will be used for financing exploration and development activities on the Company's mineral properties and for general corporate purposes. At the Company's discretion and subject to acceptance by the Toronto Stock Exchange, the Company may pay finder's fees in cash or securities or a combination thereof.

Gitennes Exploration Inc. is an established mineral exploration company with properties in Peru and Canada. The Company is currently engaged in the initial assessment of a cluster of promising, new gold discoveries on its Tucumachay Gold Project in Peru, held under option from Inmet Mining Corporation.

Additional information about the Company is available at www.gitennes.com and in the regulatory filings available within the "Company Profiles" section at www.sedar.com.

For further information contact:



Jerry Blackwell
President
(604) 682-7970

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH, D.C. 202 SECTION

NEWS RELEASE

GITENNES - TUCUMACHAY EXPLORATION UPDATE & RED PROJECT FARM-OUT

Vancouver, April 19, 2005: Gitennes Exploration Inc. (TSX-GIT) is pleased to update shareholders on its on-going exploration at the Tucumachay Project in central Peru.

Field work along the western limb of the Saturno Anticline and northwest of the Greg Showing (see GIT release of March 17, 2005) has found a large and highly prospective target referred to as "*Encantada*". A first-pass, base-of-slope soil geochemical sampling traverse along the favourable carbonate - sandstone contact found several areas of anomalous to highly-anomalous gold-in-soil values. Of particular note is one 1,600 metres-long string of samples in the Encantada area, from along the base of a rust-stained hill. Of 34 soil samples collected here, five are in excess of 1,000 ppb gold (whose peak value is 4,510 ppb), while only ten are less than 100 ppb. Highly anomalous silver is also present (9 soils exceed 30 ppm), along with anomalous As, Hg, Tl, Sb and Zn.

Numerous outcrops of dense black silicified rock, similar to the "contact-style" mineralization seen elsewhere at Tucumachay, have been found within the anomaly. These are now being sampled. Initial results are encouraging:

Sample Type	Sample length (metres)	Gold (g/t)
Grab	-	**6.3**
Grab	-	**3.8**
Grab	-	**6.1**
Chip-channel	1.5	**1.2**
Chip-channel	2.0	**7.4**
Grab	-	**3.5**
Chip-channel	2.0	**8.8**
Chip-channel	2.5	**4.1**
Grab	-	**3.2**
Chip-channel	1.5	**2.5**
Chip-channel	5.0	**2.9**

Analytical results for other elements are pending. The preceding results represent a cursory assessment of the southernmost 600 metres of the large Encantada target. On-going work includes detailed mapping, hand trenching and more sampling. Based upon results elsewhere on the Tucumachay project, these new results are significant.

For additional information, readers are directed to www.gitennes.com, where a PowerPoint-style presentation on the Tucumachay Project will be posted before the end of today.

Field work at Tucumachay is supervised by James Foster, P.Geo. Analytical services are provided for by ALS Chemex Laboratories in Lima and North Vancouver.

In another important development, Gitennes has entered into a letter of intent ("LOI") with Buffalo Gold Ltd. ("Buffalo") whereby Buffalo may earn a 60% interest in Gitennes' Red Project. The Red Project is a large, under-explored copper-gold porphyry prospect located 40 km southeast of the Kemess Mine, in north-central British Columbia, Canada. The Red Project is held under option by Gitennes (GIT news release dated June 23, 2004).

Under the terms of the LOI, Buffalo may acquire a 60% interest subject to meeting certain financial obligations that include a first-year commitment to pay $30,000 cash and spend $100,000, and a second-year commitment to make cumulative expenditures totaling $600,000. Thereafter exploration at Red will be done in joint venture, with Gitennes owning a 40% interest in the project.

After vesting, Buffalo must make yearly property payments to the underlying vendor totaling $150,000, and Gitennes will issue the remaining three tranches of shares to the vendor. This will total 150,000 shares, issued annually between now and July 15, 2008. Prior to July 15, 2010 the companies must also have met their pro-rata share of scheduled aggregate expenditures totaling approximately $1 million. Upon the joint venture vesting, the Red Project will be encumbered with a 1.5% net smelter returns royalty with a maximum pay-out value of $12 million. The agreement is subject to regulatory approval.

It is Buffalo's intent to continue exploration at the Red during the 2005 field season, building upon the results of Gitennes' 2004 exploration programme and our compilation of historical exploration on the property.

The technical information contained in this release has been reviewed by Jerry Blackwell P.Geo., a Qualified Person as defined in National Instrument 43-101.

For further information contact:

"Jerry Blackwell"

Jerry Blackwell
President